Exhibit 23.3
Consent of Blue, Johnson & Associates, Inc.
To Whom It May Concern:
We hereby consent to the use of our information, as properly attributed to us, in the registration statements on Form S-1 of CVR Energy, Inc. with respect to the following:
1.	A statement that the nitrogen fertilizer facility is the only operation in North America that utilizes a coke gasification process to produce ammonia.

2.	A statement that nitrogen fertilizer prices in the United States are experiencing all-time highs and that these record prices are forecast to continue for the next several years.

3.	A statement that nitrogen fertilizer prices, which historically showed a positive correlation with natural gas prices, have been decoupled from, and increased substantially more than, natural gas prices in 2007 and 2008.

4.	Price projections for ammonia and UAN pricing published by Blue Johnson in May 2008.

5.	Forecast of increase in nitrogen consumption by farm users in 2008 and the reasons therefore.

6.	Southern Plains ammonia average spot prices ($337/ton) and Corn Belt UAN average spot prices ($201/ton) for the period from 2003 through 2007.

7.	Average U.S. ammonia and UAN 32 demand in Texas, Oklahoma, Kansas, Missouri, Iowa, Nebraska and Minnesota from 2005-2007.

8.	Average annual U.S. Corn Belt ammonia prices ($/ton) and UAN 32 ($/ton) from 1990 through May 2008.

9.	Estimate of total U.S. demand for UAN and ammonia in 2007 which CVR Energy used to calculate its nitrogen fertilizer business’ percentage of total U.S. ammonia (less than 1%) and UAN (approximately 4.5%) demand.

10.	The use of our Nitrogen Price Report as of 3/31/07 in connection with CVR Energy, Inc.’s preparation of price projections for the valuation of the managing general partner of CVR Partners, LP.
Submitted by:
/s/ Thomas A. Blue
Thomas A. Blue
President
Blue, Johnson & Associates, Inc.
6101 Marble NE, Suite 8
Albuquerque, NM 87110
Tel 505-254-2157
Fax 505-254-2159
blucabq@qest.net
June 18, 2008